Exhibit 99.1

Trading Symbol: EZM – TSX

NEWS RELEASE

Oct. 24, 2005

Release 16-05

EuroZinc Granted Malhadinha Exploration Concession

EuroZinc Mining Corporation (EZM-TSX) and its wholly owned subsidiary Pirites Alentejanas, SA. (PA) (together, the “Company”) are pleased to announce the government of Portugal has granted the Company the Malhadinha exploration concession in the Iberian Pyrite Belt (IPB) in Portugal.

The concession agreement gives EuroZinc the exclusive right to undertake exploration in the area for a period of two years. Following the initial two years, EuroZinc has the option to extend the agreement for three, one year periods with a 50% reduction in the area after each year extension or apply to have the exploration concession converted to an exploitation concession. EuroZinc must complete minimum work expenditures in the amount of €300,000, including 1,500 meters of drilling, and cash payments totaling €40,000 over the initial two year period.

The Malhadinha concession is one of five exploration concessions the Company has in application with the Portuguese government. These concessions cover an area of 2,683 square kilometers, which represents most of the IPB from the Spanish border in the southeast to the Lousal mine in the northwest, a distance of over 100 kilometers. Exploration programs on these concessions are budgeted at a total of US$10 million over the next eighteen months and are part of the Company’s overall strategy of developing internal opportunities by completing systematic exploration programs adjacent to its flagship operations.

The concession covers 502 square kilometres in the most prospective Paleozoic stratigraphy that hosts the Company’s Neves-Corvo and Aljustrel base metal mines as well as the past producing Lousal mine. The Neves-Corvo mine, with annual production of approximately 200 million pounds of copper, is the largest and highest grade single underground copper mine in Europe. The mine consists of five orebodies that are underlain by extensive zones of stockwork mineralization. In addition to copper mineralization, the mine contains extensive zones of high grade zinc, lead and indium mineralization that is presently targeted for production in the second quarter of  2006.

The Malhadinha concession is mostly overlain by 10’s of metres to 175 metres of Tertiary sedimentary rocks, which cover the favorable Paleozoic stratigraphy in this part of the IPB. Previous gravity surveys over this area largely mapped the topography of the underlying Paleozoic rocks, which would mask any underlying gravity anomaly related to mineralization. Newly available three-dimensional inversion software will be used to re-process historic gravity data and effectively remove the masking effects of the overlying Tertiary cover and highlight areas related to mineralization. Initial re-processing of gravity data is well underway, as well as compilation of all historic geology, geophysics and drilling. Stockwork mineralization has been intersected in drill holes in nine areas by previous operators and there is excellent potential for the discovery of associated massive sulphide mineralization within the concession area. The Company will complete this initial re-processing and compilation in the First Quarter of 2006 and prioritize targets for additional geophysics and/or diamond drilling soon after.

EuroZinc Mining Corporation is a Canadian based company engaged in the acquisition, exploration, development and mining of base metal deposits internationally.

For further information please contact:

Colin K. Benner	Ron Ewing	Troy Winsor
Vice Chairman and CEO	Executive Vice President	Manager, Investor Relations
(604) 681-1337	(604) 681-1337	1-888-225-9662

Garnet L. Dawson, P.Geo. is Vice-President of Exploration for EuroZinc Mining Corporation and the designated Qualified Person for the company. He is responsible for the company’s exploration programs.

The TSX has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. Certain of the information contained herein constitutes "forward-looking statements" within the meaning of the Private Litigation Reform Act of 1995 of the United States. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of EuroZinc Mining Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, metal price volatility, economic and political events affecting metal supply and demand, fluctuations in ore grade, tonnes of ore milled, geological, technical, and mining or processing problems. Although EuroZinc Mining Corporation has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause actual results not to be anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, prospective investors should not place undue reliance on forward-looking statements.

EuroZinc Mining Corporation, 1601 – 543 Granville Street, Vancouver, B.C.  V6C 1X8

Tel: (604) 681-1337   Fax: (604) 681-1339   Website: www.eurozinc.com